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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

dj Orthopedics, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
23325G104 (CUSIP Number)
Jerome J. Lande MMI Investments, L.P. 152 West 57th Street New York, New York 10019 (212) 586-4333 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2003 (Date of Event That Requires Filing of This Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1of 6

CUSIP No. 23325G104	13D	Page 2 of 6

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MMI Investments, L.P. (f/k/a MMI Investments II-A, L.P.) I.R.S. Identification No.: 141810589
2	CHECK THE APPROPRIATE BOX IF A MEMBER		(a) ☐
	OF A GROUP (See Instructions)		(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
844,400
		8	SHARED VOTING POWER

		9	SOLE DISPOSITIVE POWER
844,400
		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 23325G104	13D	Page 3 of 6

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MCM Management, LLC I.R.S. Identification No.: 14-1814578
2	CHECK THE APPROPRIATE BOX IF A MEMBER		(a) ☐
	OF A GROUP (See Instructions)		(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER

844,400
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
844,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON (See Instructions)

OO

Page 4 of 6 Pages

        This Amendment No. 2 (this "Second Amendment") relates to a Statement on Schedule 13D, originally filed March 28, 2002, as amended by Amendment No. 1 filed thereafter, relating to the common stock, par value $0.01 per share (the "Common Stock"), of dj Orthopedics, Inc., a Delaware corporation (as so amended, the "Statement"). This Second Amendment amends and supplements the Statement and should be read in conjunction therewith. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Statement.

        There have been no changes in the information reported in the Statement except as indicated below.

ITEM 2. IDENTITY AND BACKGROUND.

        MMI Investments II-A, L.P. has changed its name to MMI Investments, L.P. ("MMI Investments"). The principal place of business and principal offices of both MMI Investments and MCM Management, LLC ("MCM") has been moved to 152 West 57th Street, New York, New York 10019.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b)    Based on approximately 17,901,796 shares of Common Stock outstanding as of April 30, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q, filed May 13, 2003, the shares of Common Stock owned by MMI Investments represent approximately 4.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this Second Amendment.

        By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

        (c)   Except for the open market sales of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D.

        (d)   No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

Page 5 of 6 Pages

        (e)   MMI Investments and MCM ceased to be the beneficial owners of more than five percent of the Common Stock on June 18, 2003

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 19, 2003

MMI INVESTMENTS, L.P.
	By:	MCM Management, LLC
General Partner
	By:	/s/ Jerome J. Lande Jerome J. Lande Vice President

MCM MANAGEMENT, LLC

	By:	/s/ Jerome J. Lande Jerome J. Lande Vice President

Page 6 of 6 Pages

SCHEDULE II

Open Market Sales by MMI Investments
During the Past 60 Days

Date	Number of Shares	Price/Share
June 18, 2003	28,300	$11.00
June 18, 2003	100	$11.01
June 18, 2003	1,100	$11.05
June 18, 2003	1,500	$11.15
June 18, 2003	400	$11.17
June 18, 2003	100	$11.18
June 18, 2003	600	$11.20
June 18, 2003	900	$11.23
June 18, 2003	1,300	$11.25
June 18, 2003	700	$11.30
June 19, 2003	900	$11.04
June 19, 2003	100	$11.03
June 19, 2003	800	$11.00
June 19, 2003	13,300	$10.95
June 19, 2003	22,000	$10.70

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SIGNATURE
SCHEDULE II